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                           December 11, 2020

       David Lovatt
       President and Chief Executive Officer
       Torque Lifestyle Brands, Inc.
       1732 1st Avenue #25955
       New York, New York 10128

                                                        Re: Torque Lifestyle
Brands, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed December 4,
2020
                                                            File No. 024-11350

       Dear Mr. Lovatt:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form 1-A filed December 4, 2020

       Consolidated Interim Financial Statements, page F-5

   1. Please refer to our prior comment 4. We noted that your Statement of Cash Flows does not appropriately foot and
your Statement of Stockholders' Equity does not agree with your
                                                        Balance Sheet. Please
revise accordingly.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 David Lovatt
Torque Lifestyle Brands, Inc.
December 11, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Lovatt
                                                          Division of
Corporation Finance
Comapany NameTorque Lifestyle Brands, Inc.
                                                          Office of Life
Sciences
December 11, 2020 Page 2
cc:       Anthony Michael Panek
FirstName LastName